Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	June 30,				June 30,
(in thousands of dollars)	2007		2006		2007		2006

Earnings:

Income before taxes	$104,796		$157,110		$234,050		$302,369

Add: Fixed charges, excluding interest on deposits	93,788		89,495		179,312		165,014

Earnings available for fixed charges, excluding interest on deposits	198,584		246,605		413,362		467,383
Add: Interest on deposits	198,108		173,032		394,831		321,346

Earnings available for fixed charges, including interest on deposits	$396,692		$419,637		$808,193		$788,729

Fixed Charges:
Interest expense, excluding interest on deposits	$90,962		$86,676		$173,633		$159,469
Interest factor in net rental expense	2,826		2,819		5,679		5,545

Total fixed charges, excluding interest on deposits	93,788		89,495		179,312		165,014
Add: Interest on deposits	198,108		173,032		394,831		321,346

Total fixed charges, including interest on deposits	$291,896		$262,527		$574,143		$486,360

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.12	x	2.76	x	2.31	x	2.83	x
Including interest on deposits	1.36	x	1.60	x	1.41	x	1.62	x